Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

November 22, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated November 22, 2005

Enclosed is a copy of our News Release dated November 22, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

November 22, 2005

For Immediate Release
TSX Venture: "DTA"

PROPOSED AMENDED NON BROKERED PRIVATE PLACEMENT INCREASED FROM 8,000,000 TO 18,000,000 UNITS

USE OF FUNDS – EXPLANATORY NOTES – ATKINSON DRILL RESULTS

INCLUSION IN THE WORLD'S FIRST MICRO-CAP RESOURCE INDEX

Amended Non Brokered Private Placement, Increased From 8,000,000 to 18,000,000 Units

On November 16, 2005 Dentonia announced a proposed non brokered private placement of up to 8,000,000 units, 2,000,000 flow-through units at $0.15 per unit, and 6,000,000 non flow-through units at $0.12 per unit.

This private placement was limited to 3 shareholders of Dentonia, however, Dentonia has now been approached by a number of interested investors who wish to participate and has, therefore, agreed to increase this private placement to 18,000,000 units, (6,600,000 flow-through and 11,400,000 non-flow-through units) to raise, in total $990,000 flow-though and $1,368,000 non-flow-through funds.

The flow-through units consist of one (1) common share and are priced at $0.15 per unit with a two year non-transferable warrant attached, exercisable during the first year at $0.20 and during the second year at $0.25 to purchase one additional non-flow-through share.

The non-flow-through units consist of one (1) common share and are priced at $0.12 per unit with a non-transferable warrant attached, exercisable during the first year at $0.15 and during the second year at $0.20 to purchase one additional non-flow-through share.

Please note, upon completion of this private placement, no commission, finder's or any other agent's fees will have been paid, or will be paid, or are payable.

For placees to participate, they must qualify under the following exemptions:

British Columbia, Alberta, and Ontario

- "Friends, family and business associates" of directors as listed in Part 3 of Multilateral Instrument 45-103 ("MI 45-103") of the Canadian Securities Administrators;
- "Accredited investor" as specified in Part 5 of MI 45-103; and
- A $97,000 purchaser, exempted under section 74(2)(4) of the British Columbia Securities Act and section 122.2 of the Rules to the Alberta Securities Act; and
- "Accredited investor" as specified under section 2.3 of Rule 45-501 of the Ontario Securities Commission.

The shares and shares obtained from the exercise of warrants attached, cannot be traded before the date, that is four months and a day after this amended private placement is completed and distribution of the units is made.

Closing of this private placement is subject to receiving funds from the placees, and the acceptance of this filing by the TSX Venture Exchange within 30 days from November 16, 2005.

Use of Funds – Explanatory Notes – Atkinson Drill Results

The flow-through funds to be realized from the proposed private placement will be used to further explore the Atkinson Gold Prospect, Porcupine Mining Division, Ontario at an estimated cost of $500,000 and the Thomlinson Molybdenum Prospect, near Hazelton, Central B.C at an estimated cost of $300,000.

During Dentonia's fall drill program, just completed, at the Atkinson Gold prospect, locate 15km south of the Detour Lake Mining Camp, Ontario, three N.Q. holes drilled to depths of 137m, 159m, and 155m were successfully completed (a helicopter supported program) which intersected quartz veins, green mica fuchsite, pyrite and pyrrhotite, over wide sections. One hundred and one (101) rock samples were obtained and are currently being assayed for gold; the assay results should be available in about 3-4 weeks.

It should be noted that quartz veins, green mica fuchsite and pyrite are frequently associated with gold values and are important ores of gold, and so is pyrrhotite, in this instant case, formed by hydrothermal processes. As an example of pyrrhotite gold ore is the Morro Velho Mine, Brazil.

In 2005, Progress was made at the Thomlinson Molybdenum prospect, near Hazelton, central B.C. and permits from the Ministries of Mines and Forestry were obtained, a $15,5000 bond was posted, preparatory to a 5 hole drill program, in late spring/summer 2006, to test a large molybdenum soil anomaly, located west of a 1981 drill hole, which intersected, at its bottom, a 6m wide section assaying 0.17% copper and 0.236% molybdenum with a gross value, at today's prices, approaching $200/tonne.

The non-flow-through funds to be raised, together with funds on hand, will be used to make Dentonia's pro rata contribution to the WO diamond project, primarily to sample the DO27 kimberlite pipe at Lac de Gras, NWT, at an estimated pro rata cost of $800,000 and for general corporate purposes.

Inclusion in the World's First Micro-Cap Resource Index, to quote:

> "DENTONIA has been selected to be included in the Liberty Micro-Cap Resource Index, the world's first micro-cap resource index. The Liberty Micro-Cap Resource Index includes all publicly traded, North American listed resource companies with market caps between CDN$2,000,000 - $200,000,000 that meet minimum stock liquidity requirements, which eliminate 40% of the companies in this market cap range. In early January 2006, a Liberty investment fund will be launched to mirror the performance of this index. The collective market cap of all of the companies in the index is approximately CDN $6.5 billion. The objective of the fund is to provide large cap investors with a way to get exposure to the higher rates of return that micro-cap equities offer, while minimizing some of the volatility and liquidity problems that accompany micro-cap companies."

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President